Exhibit 18.1

November 7, 2013

Rosetta Stone Inc.

Arlington, VA

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 2013, of the facts relating to a change in the method of accounting for sales commissions related to all non-cancellable software as a service contracts, from recording an expense when incurred, to deferral of the sales commission in proportion to the consideration allocated to each of the elements in the arrangement and amortization in, or over, the same period the revenue is recognized for each of the elements in the arrangement. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Rosetta Stone, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2012. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Rosetta Stone Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2012.

Yours truly,

/s/ Deloitte & Touche LLP